MAIL STOP 3561


								December 2, 2005



Mr. Laurence S. Levy
Chief Executive Officer
Rand Acquisition Corporation
450 Park Avenue, 10th Floor
New York, New York 10022


RE:	Rand Acquisition Corporation
	Preliminary Proxy Statement on Schedule 14A
	Filed October 28, 2005
      File No. 0-50908

Dear Mr. Levy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure that the acquisition will not be consummated if the holders of more than more than 5% of the total number of IPO shares exercise their conversion rights. We also specifically note, however, the following passages contained in the
Company`s Form S-1, effective as of October 27, 2004, as well as the accompanying pro-forma financial statements, which suggested that the
Company would be able to (and would) consummate a transaction if as many as 19.99% of the total number of IPO shares demanded conversion:

o "We will not proceed with a business combination if public stockholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their
conversion
rights.  Accordingly, we may effect a business combination if public
stockholders owning up to approximately 19.99% of the shares sold in
this offering exercise their conversion rights.  If this occurred, we
would be required to convert to cash up to approximately 19.99% of the 4,000,000 shares sold in this offering, or 799,600 shares of common stock, at an initial per-share conversion price of $5.16, without taking into account interest earned on the trust fund." (p.
7)

o "For purposes of presentation, our pro forma net tangible book value after this offering is approximately $4,125,936 less than it otherwise would have been because if we effect a business combination, the conversion rights to the public stockholders may result in the conversion into cash of up to approximately 19.99% of the aggregate number of the shares sold in this offering..." (p.
20)

o "Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination." (F-8)

If it is true that the Company`s Form S-1 suggests that every one in five IPO shareholders would have to elect conversion in order for the business combination to fail, whereas the Company`s pre-effective proxy statement states that it would take only one holder in twenty to cause a business combination to fail, please advise the Staff as to the Company`s views on the materiality of such change in the proposed business plan of Rand Acquisition Corporation. It would appear that an investor could have rested his or her investment decision upon disclosure that suggested four times as many IPO shareholders would have to elect conversion than is currently planned. Prior to the Company`s October 27, 2005 filing, the Staff could find no disclosure that the Company would structure a transaction which could go forward only if no more than 5% of the IPO shareholders elected conversion.

2. Please disclose the manner and priority of payments by which funds will be disbursed from the trust account.

Questions and Answers about the Acquisition, page five

3. In connection with comment one, above, we note your discussion on page seven with respect to the 5% limit of shareholders electing to convert their shares under the question "Do I have the right to convert my shares into cash?" If it is true that the 5% limitation is an effective condition to closing the transaction, it appears to the Staff that such disclosure should be emphasized more throughout the proxy statement and included in every instance that you also discuss the required shareholder votes, not simply when discussing conversion rights.

Summary, page 11

4. We note your disclosure on pages 14 and 105 that "Rand will not be able to complete the acquisition if holders of more than 5% the IPO shares demand conversion of their shares because conversions in excess of such amount would result in Rand`s cash balances being insufficient to enable Rand to obtain the third-party financing needed to complete the acquisition." Please disclose the basis for such assertion. We could find no reference within the Proxy Statement or Preferred Stock Purchase Agreement that would support such a result. Additionally, please advise the Staff whether any entities other than those a party to the Preferred Stock Purchase Agreement were contacted with respect to similar financing.

Conversion Rights, page 14

5. Please disclose the status of the warrants held by those purchasers of IPO units who demand to convert their shares into cash.

Interest of Rand Directors and Officers in the Acquisition, pp. 15
and 56

6. Please include disclosure with respect to the warrants held by Rand`s Officers and Directors, which would appear to expire worthless if a business combination is not consummated within the time allotted.

7. Please include disclosure with respect to each associate, as required by Item 5(a)(4) of Schedule 14A.

Acquisition Financing, page 18

8. Please elaborate upon the material restrictions on the number of conversion shares Series A investors may sell in the open market within six months to one year of issuance.


Risk Factors, page 24

9. Please discuss the risks presented by the disclosure contained under the headings entitled "Interest of Rand Directors and Officers in the Acquisition."

10. Please discuss the risks if the Adjournment Proposal is not approved.

The Rand Special Meeting, page 35

11. Please provide the disclosure required by Item 13(a)(6) of
Schedule 14A.

The Acquisition Proposal, page 39
Background of the Acquisition

12. Please disclose the specific date NatCity Investments, Inc.
was
first contacted by any of Rand`s Officers or Directors.

13. Please affirmatively disclose any and all associations between NatCity Investments, Inc. and any of Rand`s Officers or Directors or, if true, disclose that no associations existed prior to the date supplied in response to the preceding comment.

14. Please provide the Staff with copies of all agreements between NatCity Investments, Inc. and any Officer or Director of Rand.

15. We note your disclosure in the last paragraph of page 39.
Please
disclose the number of potential buyers contacted by NatCity
Investments and the number that executed confidentiality agreements.

16. We note your disclosure in the first paragraph of page 40 with respect to the presentation to Rand made by NatCity. Please disclose the number of entities to which NatCity made presentations with respect to the acquisition of Lower Lakes.


17. We note your disclosure on page 40 that "Rand was contacted by NatCity Investments on February 18, 2005 and, having expressed interest in a possible transaction, signed a confidentiality agreement on February 22, 2005." Please affirmatively disclose whether any of Rand`s Officers or Directors had heard of Lower Lakes
Towing Ltd., Lower Lakes Transportation Company, or Grand River Navigation Company, Inc. were aware that such entities owners wished to sell their stakes in such entities prior to February 18, 2005.

18. Please provide the Staff with a copy of the Confidentiality
Agreement signed on February 22, 2005, as referenced on page 40.

Valuation Overview, page 45

19. We note the non-GAAP financial measures included in this section.
Revise to provide the disclosures required by Item 10(e)(1)(i)(A)-
(D)
of Regulation S-K for all non-GAAP financial measures included in the document. Also refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.

United States Federal Income Tax Consequences of the Acquisition, page 55

20. Please advise the Staff whether you intend to provide a tax opinion and, if not, why not.

Acquisition Financing, page 78

21. Please provide discussion of the exemptions to be relied upon for the issuance of the securities discussed in this section.

Series A Convertible Preferred Stock

22. On page 81 you state Rand and the investors in the series A convertible preferred stock will enter into a registration rights agreement at the closing and the text of the agreement is attached as
Annex G. However, the agreement in Annex G appears to apply solely to common stock issued pursuant to the Management Bonus Program. The
Preferred Stock Purchase Agreement in Annex E references a registration rights agreement in Exhibit B, and no such exhibit appears in the document. Please revise to furnish the registration rights agreement with the investors in the preferred stock.
Expand
discussion of the registration rights agreement to clearly outline its requirements and the related damages that may be incurred.

23. Disclose the terms and conditions of the preferred stock regarding the adjustment of the conversion price, as discussed in
Section 6 of Annex F. Describe the method of calculation and clarify whether there is an upper limit on the number of shares of common stock the preferred stock is convertible into.

24. Please tell us how you accounted for the preferred stock conversion feature associated with the 300,000 shares of convertible preferred stock to be sold. Explain to us your analysis of paragraph
12a of SFAS 133. In particular, discuss the cumulative dividends, liquidation preferences and other features of the preferred stock and explain whether you believe the preferred stock is more akin to debt or equity. See paragraph 61(l). If the convertible preferred stock is considered more akin to a debt instrument, please provide us with your analysis of the applicability of the paragraph 11(a) scope exception.

The Great Lakes Dry Bulk Shipping Industry, page 84

25. The percentage amounts disclosed in the second paragraph on this page, do not seem to agree to the related percentages derived from the amounts presented in the table on the same page. Please explain to us the reason for the difference or revise the disclosure.

Management`s Discussion & Analysis of Financial Condition and
Results
of Operations of Lower Lakes, page 93

Critical Accounting Policies, page 93

26. Please note that the disclosure of critical accounting policies is supposed to supplement, not duplicate, the description of accounting policies in the notes to the financial statements, and provide greater insight into the quality and variability of information regarding financial condition and operating performance.
The company`s discussion of critical accounting policies in the Management`s Discussion and Analysis does not provide any further analysis than is already provided in the notes to the financial statements. Revise this section to discuss the nature of critical accounting estimates and assumptions that relate to highly uncertain matters or matters highly susceptible to change and the impact of these estimates and assumptions on financial condition and operating performance. Please refer to the Commission`s guidance concerning Critical Accounting Estimates and revise Management`s Discussion and
Analysis to comply with the required disclosures as necessary.
The
guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please see section V. Critical Accounting Estimates.

27. Please expand the discussion of revenue recognition on page 94 to provide further discussion of your customers, contracts and revenue recognition policies. Describe the different types of services you provide and the policies that apply to different types of arrangements (e.g. affreightment or voyage contracts, time charter agreements, outside voyage charters, etc.). Discuss the key terms and provisions of your contracts and their impact on revenue recognition. For example, clarify the terms and conditions of fuel surcharges and explain the related revenue and cost recognition policies. Revise Note 2 as appropriate to expand disclosure of the revenue recognition policies for each type of service provided.

Risk Management

28. Please provide a quantitative discussion about Market Risk as required by Item 305 of Regulation S-K.

Results of Operations, page 95

29. Revise to provide the disclosures required by Item
303(a)(3)(iv)
of Regulation S-K.

Three months ended June 30, 2005, page 95

30. Revise the discussion of administrative expenses to explain why further resources were needed to comply with U.S. maritime laws. For example, disclose whether there were significant changes to the maritime laws in the quarter ending June 30, 2005 compared to the same quarter in the prior year.

Year ended March 31, 2005, page 96

31. In this section and in the section titled "Year ended March
31,
2004", you discuss the increase in operating days in fiscal year ending 2005 over 2004 and fiscal year ending 2004 over 2003. Revise to provide the underlying reason for the increase in operating days.


32. Revise the discussion of income from operations to quantify the impact of each of the reasons mentioned and clarify their effect on the financial statements. Discuss accidents, weather damage, mechanical failures and other significant factors separately.

Year Ended March 31, 2004, page 98

33. Revise the discussion of administrative expenses to explain the reason for the increased legal costs and wages in fiscal year ending
2004 over 2003.

Liquidity and Capital Resources, page 100

34. Revise to provide the disclosures required by Item 303
(a)(2)(i)
of Regulation S-K.

35. Please reconcile the cash flows from operations balances, disclosed in the second paragraph of this section, to those in the statement of cash flows as there appear to be typographical errors in this section.

Pro Forma Financial Statements

Balance Sheet, page 108

36. The description for reference (k) on page 112 does not appear to correlate to the intangible assets adjustment shown on page 108.
Revise and/or clarify as needed.

37. Please describe to us your process for identifying intangible assets other than goodwill. See paragraph 39 of SFAS 141.

Statement of Operations, page 109

38. On page 110, the balances in the Rand statement of operations for the period from June 2, 2004 to December 31, 2004 do not agree to the balances in the statement of operations presented in their related Form 10-KSB. Please tell us the reason for the differences or revise the document so that there are no differences between the two financial statements.

39. In the footnotes to the pro forma financial statements, please provide appropriate disclosures with regards to pro forma earnings per share, including a schedule supporting the 14,313,406 shares used for the calculation of the diluted EPS.

Certain Relationships and Related Transactions, page 115

40. Please clarify your reference to "this prospectus" on page
116.


Financial Statements, page F-1

Supplementary Financial Information

41. Please revise to include the supplementary financial information required by Item 302 of Regulation S-K.

42. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Balance Sheets, page F-10

43. Revise to separately state significant components of accounts payable and accrued liabilities, including accrued interest and other amounts exceeding five percent of current liabilities.

Statement of Operations, page F-11

44. Revise to break-out outside voyage charter revenues on the statement of operations, if material.

Note 2 - Significant Accounting Policies

Change in Accounting Policy, page F-14

45. Please revise to include an expanded discussion on the nature, purpose, size and activities of Grand River, in accordance with Paragraph 23a of FIN46R.


Capital Assets, page F-15

46. In "Risk Factors" on page 30 you state that the average age of the vessels in operation was approximately 59 years. On page 86 you provide an estimate of the vessels lives remaining with a range of
9
to 43 years. Accordingly, please tell us when you acquired the vessels and why you believe depreciating the vessels over a 10-15 year period is appropriate.

47. Revise to disclose your accounting policies for winter work expenses and leasehold improvements, as discussed on page 87.

Deferred Charges, page F-15

48. Revise to clarify the nature of the dry dock expenditures and whether this disclosure is referring to the dry dock expenses incurred during the statutory Canadian and United States certification processes.

Note 4 - Accounts Receivable, page F-17

49. You state you evaluate the collectibility of trade receivable balances based upon a "combination of factors" on a "periodic basis".
Revise to disclose the nature of the combination of factors and the frequency that you review the collectibility of trade receivables.

Note 8 - Income Taxes, page F-18

50. Revise to provide the disclosures required by paragraph 46 of SFAS 109 as it relates to other comprehensive income.

Note 9 - Capital Assets, page F-20

51. We note the increase in total accumulated deprecation from
2004
to 2005 equals $4,006,650. Please tell us the nature of the reconciling items, in addition to the $3,231,774 in depreciation expense.


Note 12 - Long Term Debt, page F-23

52. Disclose the currency in which the subordinated debt is based.

Note 13 - Note Payable, page F-24

53. On the statement of cash flows line item titled "purchase of capital assets", you provide a reference to Note 13. However, in
Note 13, you state that the purchased vessel was not reflected in the accompanying statement of cash flows. Please explain this statement and clarify why the amount discussed in Note 13 does not agree with the amount on the statement of cash flows. Also, please provide appropriate footnote disclosure discussing the $3.6 million purchase of capital assets.

Note 15 - Commitments, page F-25

54. Revise to disclose the McKee vessel rental expense for each period presented on the income statement. Disclose any other significant lease terms and conditions in accordance with SFAS 13.

55. The amounts disclosed in the table on page F-25 differ from the amounts disclosed in the contractual obligation table on page 102 and from "Liquidity and Capital Resources" on page 101. Please explain to us the reason for the differences or revise the document so that the disclosures are consistent.

Note 18 - Related Party Transactions, page F-26

56. Based on the statement of stockholder`s deficit, it appears that the company advanced P&B Ships Limited $1,720,016 prior to April 1,
2002. Your disclosure states that the company advanced such amounts in 2004. Please revise your disclosure to clarify this apparent inconsistency.

Information about Geographical Areas

57. Revise to disclose the information required by paragraph 38 of SFAS 131.


Interim Financial Statements, page F-2

58. Revise the interim financial statements and notes thereto to conform to the requested changes to the annual financial statements as applicable.

Form 8-K filed September 7, 2005

59. We reviewed the "Historical Income Statements" and "Historical Balance Sheets" included in the presentation filed as exhibit 99.1.
We noted that various balances presented in the income statements and balance sheets were different from the numbers presented in the audited financial statements included in the Schedule 14A. Please explain to us the reason for the differences

Form 10-KSB filed August 15, 2005
Financial Statements

Note 2 - Initial Public Offering, page F-9

60. Please expand Note 2 to disclose all of the significant terms of the underwriter`s purchase option ("UPO") as well as any net settlement provisions. Disclose the estimated fair value of the UPO and the major assumptions used to value it. Please expand MD&A to discuss the transaction and the future effect on your financial condition and results of operations.

Exhibits

61. Please provide the staff with copies of all Appendices and Exhibits to the Stock Purchase Agreement attached as Exhibit A to your Proxy Statement.

62. Please provide the staff with copies of all Appendices and Exhibits to the Preferred Stock Purchase Agreement attached as
Exhibit E to your Proxy Statement.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, prior to filing your definitive information statement, please furnish a letter, acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Todd J. Emmerman (by facsimile)
      	212.894.5873



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Laurence S. Levy
Rand Acquisition Corporation
December 2, 2005
Page 1